UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BCE Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05534B760 4

(CUSIP Number)

Jeffrey M. Davis Senior Legal Counsel, Investments Ontario Teachers’ Pension Plan Board 5650 Yonge Street, 5th Floor Toronto, Ontario Canada M2M 4H5 (416) 228-5900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            This Amendment No. 6 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2007 (the “Schedule 13D”) by Ontario Teachers’ Pension Plan Board (“Teachers’”) with respect to the Common Shares, no par value (the “Common Shares”) of BCE Inc., a corporation organized under the laws of Canada (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 5, 2007; Amendment No. 2 to the Schedule 13D, as filed with the SEC on June 7, 2007; Amendment No. 3 to the Schedule 13D, as filed with the SEC on June 28, 2007; Amendment No. 4 to the Schedule 13D, as filed with the SEC on July 5, 2007 and Amendment No. 5 to the Schedule 13D, as filed with the SEC on October 25, 2007. The address of the Issuer’s principal executive offices is 1000, rue de La Gauchetière Ouèst, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless specifically amended hereby or in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 or Amendment No. 5 to the Schedule 13D, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.
ITEM 2 IS AMENDED AND RESTATED AS FOLLOWS:

(a) This Amendment is being filed by Teachers’.

(b) - (c) Teachers’ is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers’ is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers’ is set forth in Schedule A hereto, and is incorporated herein by reference.

(d) Neither Teachers’, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Teachers’, nor to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the persons listed on Schedule A hereto is a citizen of Canada.

Item 4.	Purpose of Transaction.

ITEM 4 IS AMENDED TO ADD THE FOLLOWING:

On July 4, 2008, a Final Amending Agreement (the “Amending Agreement”) was entered into by and between the Issuer and BCE Acquisition Inc. (f/k/a 6796508 Canada Inc.) (the “Purchaser”), a Canadian corporation formed by Teachers’, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC, amending certain terms of that certain Definitive Agreement, made as of June 29, 2007, as amended July 12, 2007 (as amended, supplemented or otherwise modified from time to time, the “Amended Definitive Agreement”). The Definitive Agreement was previously filed as Exhibit 1 to

Amendment No. 4 to the Schedule 13D. Pursuant to the terms of the Amended Definitive Agreement, the Purchaser will, under the terms of a plan of arrangement, acquire all of the outstanding equity interests of the Issuer and amalgamate the Issuer with and into a subsidiary of the Purchaser (the “Transaction”).

Pursuant to the terms of the Amending Agreement, the purchase price to be paid by the Purchaser for each outstanding Common Share of the Issuer remains unchanged at CDN$42.75 per share in cash, and the purchase price for each outstanding share of the Issuer’s preferred stock remains unchanged at CDN$25.25 to CDN$25.87 per share in cash, depending on the series of the security, together with accrued but unpaid dividends in the case of the preferred stock. In accordance with the Amending Agreement, the Issuer will not pay dividends on its Common Shares but will continue to pay dividends on shares of its preferred stock.

In addition, pursuant to the terms of the Amending Agreement, among other things:

•	The reverse break fee payable by the Purchaser in the circumstances contemplated by the Definitive Agreement has been increased from CDN$1.0 billion to CDN$1.2 billion; and

•	The closing of the Transaction will occur on or before December 11, 2008.

Concurrently with the execution of the Amending Agreement, the Purchaser and certain lenders delivered fully negotiated and executed credit documents for the purpose of funding the Transaction, including an executed credit agreement and other financing documents.

The closing of the Transaction remains subject to the satisfaction of certain conditions precedent thereto, including the receipt of a "refreshed" HSR approval.

The summary of the Amending Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the copy of the Amending Agreement which is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

ITEM 5 IS AMENDED TO ADD THE FOLLOWING:

(a) and (b) As of the date of this Amendment, to the best of Teachers’ knowledge, the following persons listed in Schedule A hereto beneficially own the following number of Common Shares (in each case the number of Common Shares representing less than 1% of the Common Shares outstanding, which percentage is calculated based upon 805.3 million Common Shares reported to be outstanding by the Issuer as of March 31, 2008) and, except as otherwise noted below, have sole voting power and sole dispositive power with respect to such Common Shares:

Common Shares
Name	Beneficially Owned

(i) Jean Turmel	1,830

(ii) Robert Bertram	7,662(1)

_________________________

(1)  Mr. Bertram shares voting power and dispositive power with his wife with respect to such Common Shares.

(iii) Andrew Claerhout	183

(iv) Jim Leech	306(2)

(v) David McGraw	472(3)

(vi) Sean Rogister	91

(vii) Lee Sienna	273

(viii) Michael Wissell	1,300

(ix) Rosemary Zigrossi	90

_________________________

(2)  Mr. Leech owns such Common Shares in an account over which he has no investment discretion.

(3)  Mr. McGraw owns such Common Shares in an account over which he has no investment discretion.

Teachers’ disclaims beneficial ownership of any Common Shares beneficially owned by any of the foregoing persons. The foregoing persons disclaim beneficial ownership of any Common Shares beneficially owned by Teachers’.

Except as described above, neither Teachers’ nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Please see Item 4 above.

Item 7.	Material to be Filed as Exhibits.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING:

Exhibit	Description
Exhibit 2	Final Amending Agreement, dated July 4, 2008, by and between BCE Acquisition Inc. (f/k/a 6796508 Canada Inc.) and BCE Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2008

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Roger Barton
Name:	Roger Barton
Title:	Vice President

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers’ Pension Plan Board (“Teachers”), each of whom is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Jill Denham (Board member)	36 Bayview Wood Toronto, ON M4N 1R7	Former Vice-Chair, CIBC Retail Markets
Helen Kearns (Board member)	71 Hudson Drive Toronto, ON M4T 2K2	President of R.S. Bell & Associates
Hugh Mackenzie (Board member)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Louis Martel (Board member)	Greystone Managed Investments Inc. Canada Trust Tower, BCE Place Toronto, ON M5J 2S1	Senior Vice-President, Greystone Managed Investments Inc.
Guy Matte (Board member)	7083 Notre-Dame Orleans, ON K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens
Eileen Mercier (Chairperson)	One Post Road, PH #7 Toronto, ON M3B 3R4	President, Finvoy Management Inc.
Sharon Sallows (Board member)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
William Swirsky (Board member)	71 Constance Street Toronto, ON M6R 1S5	Vice-President, Canadian Institute of Chartered Accountants
Jean Turmel (Board member)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.

Roger Barton	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, General Counsel & Secretary of Teachers
Robert Bertram	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers
Russ Bruch	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations & Chief Information Officer of Teachers
Jason Chang	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income of Teachers
Andrew Claerhout	4th floor, Leaconsfield House, Curzon Street, London, UK W1J5JA	Vice-President, Private Capital of Teachers, London UK office
Shael Dolman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers
Stephen Dowd	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Infrastructure of Teachers
Zev Frishman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers of Teachers
Dan Houle	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Business Solutions Investment I&T of Teachers

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Wayne Kozun	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Teachers
Jim Leech	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Teachers
Peter Maher	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of Teachers
Rosemarie McClean	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of Teachers
David McGraw	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President and Chief Financial Officer of Teachers
Dean Metcalf	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers
Ron Mock	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Alternative Investments of Teachers
Phil Nichols	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of Teachers
Neil Petroff	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Group Senior Vice-President, Investments of Teachers
Sean Rogister	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income of Teachers
William Royan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Relationship Investing of Teachers
Lee Sienna	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers
Glen Silvestri	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers
Andrew Spence	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President and Chief Economist of Teachers
Erol Uzumeri	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Private Capital of Teachers
Michael Wissell	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation of Teachers
Rosemary Zigrossi	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Asset Mix & Risk of Teachers
Barb Zvan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Asset Mix & Risk of Teachers

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